EXHIBIT 99.1

Hydrogenics Reports Second Quarter 2012 Results

Quarterly Revenue Increases 113% Year Over Year; Order Backlog Up 60%

MISSISSAUGA, Ontario, Aug. 1, 2012 (GLOBE NEWSWIRE) -- Hydrogenics Corporation (Nasdaq:HYGS) (TSX:HYG), a leading developer and manufacturer of hydrogen generation and power systems products, today reported second quarter 2012 financial results. Results are reported in US dollars and are prepared in accordance with International Financial Reporting Standards (IFRS)1.

"As stated previously, 2012 is shaping up to be a strong year for Hydrogenics," said Daryl Wilson, President and Chief Executive Officer. "Revenues increased over 100% versus last year's second quarter and are up nearly 25% year-to-date, a trend that underscores our positive outlook for 2012. With the Enbridge agreement in place and backlog continuing to grow, we have a great deal of visibility into our operating performance for the coming quarters, making us confident Hydrogenics is on the right path to improved financial results. Our Power-to-Gas energy storage solution is quickly being recognized the world over by utilities such as Enbridge, E.ON, our consortium of European partners in the INGRID project, as well as by governments, and industry alike – as the right solution to integrate increasing levels of fluctuating, intermittent power produced by wind, solar and other sources of alternative energy.

"In recent months we have seen significant market traction for utility scale energy storage. In the past year more than 15 Power-to-Gas projects have been announced in Germany alone. In 2012, Hydrogenics has won more than 50% of the projects that have been decided, with a combined total value of revenue or R&D funding in excess of  $10 million. This clearly demonstrates the compelling value of hydrogen technology including; speed of implementation, scalability, storage capacity and rapid response to the intermittency of renewable generation. At the same time, industrial demand for our electrolyzers remains strong, with a current forecast of better than 50% growth in revenue over 2011. Recent automotive industry announcements also support ongoing growth in demand for hydrogen fueling infrastructure.

"We are seeing an increase of activity across our entire product portfolio, as customers make the shift to cleaner, smarter power. Hydrogenics will accelerate this global 'power shift' by engineering and manufacturing the products that help make it a reality. We remain dedicated to improving top line growth, increasing margins and safeguarding cash as we move towards profitability."

Highlights for the Quarter Ended June 30, 2012 (compared to the quarter ended June 30, 2011, unless otherwise noted)

  Hydrogenics secured $10.1 million of orders for renewable energy storage, industrial gas and power system applications, driving the order backlog to $27.0 million as of June 30, 2012 – up 60% year-over-year. Order backlog movement during the second quarter (in $ millions) was as follows:
	Mar. 31, 2012 Backlog	Orders Received	Orders Delivered	Jun. 30, 2012 Backlog

OnSite Generation	$ 22.8	$ 9.3	$ 7.4	$ 24.7
Power Systems	2.4	0.8	0.9	2.3
Total	$ 25.2	$ 10.1	$ 8.3	$ 27.0

On the strength of this backlog, we are currently projecting approximately 30-40% year over year revenue growth.

  The Corporation reached a long-term joint development agreement with Enbridge Inc. for utility scale energy storage in North America, including an equity investment of CA$5.0 million in Hydrogenics. Net proceeds of $4.8 million were recorded during the quarter in recognition of Enbridge's purchase of 1.1 million shares.

  Revenues increased 113% to $8.3 million, reflecting higher bookings within the OnSite Generation business unit fueled by growth in energy storage and increased demand in industrial markets, partially offset by a decrease in the value of the euro relative to the US dollar.

  Gross profit was $1.5 million, or 17.8% of revenues, a 12.2 percentage point decline year-over-year, primarily reflecting the absence of $0.3 million of warranty reserve reversals combined with increased material costs in the OnSite Generation business unit. Cost reduction efforts are continuing through supply chain management and product design innovation.

  Cash Operating Costs2 were $3.4 million for the quarter, an increase of 8% compared to the same period in 2011, primarily resulting from the absence of a $0.5 million reduction in the value of the post-retirement liability in the second quarter of 2011.

  EBITDA3 loss increased by $0.2 million to $2.3 million as a result of the increase in cash operating costs.

  Exited the second quarter with $9.7 million of cash and restricted cash, a $1.3 million increase over March 31, 2012, reflecting; (i) $4.8 million of net proceeds from the Enbridge equity investment; and (ii) $0.8 million of proceeds from loan advances, partially offset by; (iii) $2.7 million of cash used in operations; (iv) a $1.0 million increase in non-cash working capital; (v) $0.3 million of negative foreign exchange resulting from the devaluation of the euro relative to the US dollar; and (vi) $0.5 million of other items.

Highlights for the Six months Ended June 30, 2012 (compared to the six months ended June 30, 2011, unless otherwise noted)

  Revenues were $14.0 million, an increase of 24%, reflecting increased order bookings within OnSite Generation driven by growth in renewable energy storage and increased demand in industrial markets partially offset by a decrease in the value of the euro relative to the US dollar.

  Gross profit was $2.3 million, or 16.3% of revenues, a 6.2 percentage point decrease, primarily reflecting the absence of $0.3 million in warranty reserve reversals combined with increased material costs in the OnSite Generation business unit.

  Cash operating costs2 were $7.0 million, an increase of $0.8 million, reflecting; (i) the absence of a $0.5 million reduction in the value of the post retirement liability; and (ii) a $0.3 million increase in selling, general, and administrative costs associated with increased overall commercial activities.

  EBITDA3 loss increased $0.4 million to $5.4 million, primarily reflecting: (i) the above noted increase in cash operating costs of $0.8 million; and (ii) a $0.3 million decrease in gross margin; partially offset by (iii) a $0.5 million decrease in costs and fair value adjustments resulting from our DSU and RSU plans, which are indexed to our share price; and (iv) a $0.2 million decrease in stock-based compensation.

Notes

  Cash operating costs are defined as the sum of SG&A and R&D, less amortization and depreciation, and stock-based compensation expense inclusive of compensation costs indexed to our share price. This is a non-IFRS measure and may not be comparable to similar measures used by other companies. Management uses this measure as a rough estimate of the amount of fixed costs to operate the Corporation and believes this is a useful measure for investors for the same purpose.

  EBITDA is defined as net loss excluding finance income, net, other losses, depreciation and amortization. EBITDA is a non-IFRS measure and may not be comparable to similar measures used by other companies. Management uses EBITDA as a useful measure of cash flows.

Conference Call Details

Hydrogenics will hold a conference call at 10:00 a.m. EDT on August 1, 2012 to review the second quarter results. The telephone number for the conference call is (877) 307-1373 or, for international callers, (678) 224-7873. A live webcast of the call will also be available on the company's website, www.hydrogenics.com.

The webcast will be archived on the site, and investors will be able to access an encore recording of the conference call for one week by calling (855) 859-2056, conference ID #99820896. The encore recording will be available two hours after the conference call has concluded.

About Hydrogenics

Hydrogenics Corporation is a world leader in engineering and building the technologies required to enable the acceleration of a global power shift. Headquartered in Mississauga, Ontario, Hydrogenics provides hydrogen generation, energy storage and hydrogen power modules to its customers and partners around the world. Hydrogenics has manufacturing sites in  Germany, Belgium and Canada and service centres in Russia, China, India, Europe, the US and Canada.

Forward-looking Statements

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995, and under applicable Canadian securities law. These statements are based on management's current expectations and actual results may differ from these forward-looking statements due to numerous factors, including: our inability to increase our revenues or raise additional funding to continue operations, execute our business plan, or to grow our business; inability to address a slow return to economic growth, and its impact on our business, results of operations and consolidated financial condition; our limited operating history; inability to implement our business strategy;  fluctuations in our quarterly results; failure to maintain our customer base that generates the majority of our revenues; currency fluctuations; failure to maintain sufficient insurance coverage; changes in value of our goodwill; failure of a significant market to develop for our products; failure of hydrogen being readily available on a cost-effective basis; changes in government policies and regulations; failure of uniform codes and standards for hydrogen fuelled vehicles and related infrastructure to develop; liability for environmental damages resulting from our research, development or manufacturing operations; failure to compete with other developers and manufacturers of products in our industry; failure to compete with developers and manufacturers of traditional and alternative technologies; failure to develop partnerships with original equipment manufacturers, governments, systems integrators and other third parties; inability to obtain sufficient materials and components for our products from suppliers; failure to manage expansion of our operations; failure to manage foreign sales and operations; failure to recruit, train and retain key management personnel; inability to integrate acquisitions; failure to develop adequate manufacturing processes and capabilities; failure to complete the development of commercially viable products; failure to produce cost-competitive products; failure or delay in field testing of our products; failure to produce products free of defects or errors; inability to adapt to technological advances or new codes and standards; failure to protect our intellectual property; our involvement in intellectual property litigation; exposure to product liability claims;  failure to meet rules regarding passive foreign investment companies; actions of our significant and principal shareholders; dilution as a result of significant issuances of our common shares and preferred shares; inability of US investors to enforce US civil liability judgments against us; volatility of our common share price; and dilution as a result of the exercise of options. Readers should not place undue reliance on Hydrogenics' forward-looking statements. Investors are encouraged to review the section captioned "Risk Factors" in Hydrogenics' regulatory filings with the Canadian securities regulatory authorities and the US Securities and Exchange Commission for a more complete discussion of factors that could affect Hydrogenics' future performance. Furthermore, the forward-looking statements contained herein are made as of the date of this release, and Hydrogenics undertakes no obligations to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release, unless otherwise required by law. The forward-looking statements contained in this release are expressly qualified by this.

Hydrogenics Corporation
Consolidated Interim Balance Sheets
(in thousands of US dollars)
(unaudited)

	June 30 2012	December 31 2011
Assets
Current assets
Cash and cash equivalents	$ 6,688	$ 7,785
Restricted cash	2,138	1,861
Trade and other receivables	3,468	4,151
Grants receivable	22	126
Inventories	10,253	9,315
Prepaid expenses	509	626
	23,078	23,864
Non-current assets
Restricted cash	896	314
Property, plant and equipment	1,665	1,790
Intangible assets	133	152
Goodwill	4,829	4,941
	7,523	7,197
Total assets	$ 30,601	$ 31,061
Liabilities
Current liabilities
Operating borrowings	$ 634	$ --
Trade and other payables	9,384	9,986
Provisions	1,792	1,654
Unearned revenue	5,534	5,144
Warrants	1,543	1,525
	18,887	18,309
Non-current liabilities
Other non-current liabilities	2,315	1,979
Total liabilities	21,202	20,288
Equity
Share capital	322,867	318,016
Contributed surplus	17,808	17,480
Accumulated other comprehensive loss	(1,111)	(884)
Deficit	(330,165)	(323,839)
Total equity	9,399	10,773
Total equity and liabilities	$ 30,601	$ 31,061

Hydrogenics Corporation
Consolidated Interim Statements of Operations and Comprehensive Loss
(in thousands of US dollars, except share and per share amounts)
(unaudited)

	Three months ended June 30		Six months ended June 30
	2012	2011	2012	2011
Revenues	$ 8,259	$ 3,881	13,983	11,268
Cost of sales	6,787	2,722	11,706	8,734
Gross profit	1,472	1,159	2,277	2,534

Operating expenses
Selling, general and administrative expenses	3,221	2,312	6,174	5,691
Research and product development expenses	843	1,197	1,992	2,338
Other losses	--	13	--	35
	4,064	3,522	8,166	8,064
Loss from operations	(2,592)	(2,363)	(5,889)	(5,530)

Finance income (expenses)
Interest income	6	10	12	14
Interest expense	(84)	(61)	(153)	(108)
Foreign currency gains	28	10	230	143
Foreign currency losses	(183)	(21)	(372)	(149)
Other finance gains (losses), net	(320)	244	(154)	(1,212)
Finance income (loss), net	(553)	182	(437)	(1,312)

Loss before income taxes	(3,145)	(2,181)	(6,326)	(6,842)
Income tax expense	--	--	--	--
Net loss for the period	(3,145)	(2,181)	(6,326)	(6,842)

Exchange differences on translating foreign operations	(503)	223	(227)	951
Comprehensive loss for the period	$ (3,648)	$ (1,958)	(6,553)	(5,891)

Net loss per share
Basic and diluted	$ (0.42)	$ (0.36)	$ (0.90)	$ (1.19)

Weighted average number of common shares outstanding	7,462,012	5,999,347	7,033,830	5,748,184

Hydrogenics Corporation
Consolidated Interim Statements of Cash Flows
(in thousands of US dollars)
(unaudited)

	Three months ended June 30		Six months ended June 30
	2012	2011	2012	2011
Cash and cash equivalents provided by (used in):
Operating activities
Net loss for the period	$ (3,145)	$ (2,181)	$ (6,326)	$ (6,842)
Items not affecting cash:
Loss (gain) on disposal of assets	--	(7)	--	7
Amortization and depreciation	260	240	464	469
Other finance losses (gains), net	320	(244)	154	1,212
Unrealized foreign exchange losses (gains)	165	170	(29)	96
Stock-based compensation	148	81	328	545
Portion of borrowings recorded as a reduction from research and product development expenses	(520)		(520)
Imputed interest on long-term debt	106	--	127	--
Net change in non-cash working capital	(1,056)	(5)	(134)	2,559
Cash provided by (used in) operating activities	(3,722)	(1,946)	(5,936)	(1,954)

Investing activities
Increase in restricted cash	(321)	(123)	(859)	(980)
Proceeds from disposal of property, plant and equipment	--	10	--	10
Purchase of property, plant and equipment	(128)	(418)	(308)	(665)
Purchase of intangible assets	(2)	--	(4)	--
Cash used in investing activities	(451)	(531)	(1,171)	(1,635)

Financing activities
Proceeds from operating borrowings	843	--	1,511
Repayment of post-retirement benefit liability	(23)	(28)	(50)	(51)
Repayment of repayable government contributions	(150)	(87)	(188)	(137)
Common shares and warrants issued and exercised, net of issuance costs	4,851	2,497	4,851	4,544
Cash provided by financing activities	5,521	2,382	6,124	4,356

Effect of exchange rate fluctuations on cash and cash equivalents held	(312)	83	(114)	297

Increase (decrease) in cash and cash equivalents during the period	1,036	(12)	(1,097)	1,064
Cash and cash equivalents – Beginning of period	5,652	8,957	7,785	7,881
Cash and cash equivalents – End of period	$ 6,688	$ 8,945	$ 6,688	8,945
CONTACT: Jennifer Barber, Chief Financial Officer
         Hydrogenics Corporation
         (905) 361-3638
         investors@hydrogenics.com